Exhibit 99.1

Barclays PLC

This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2019, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC	3

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2019 to the corresponding nine months of 2018 and balance sheet analysis as at 30 September 2019 with comparatives relating to 31 December 2018 and 30 September 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 24 October 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 40 to 50 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Attributable profit excluding litigation and conduct represents attributable profit excluding litigation and conduct charges. The comparable IFRS measure is attributable profit. A reconciliation is provided on pages 42-49;

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 42-48;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 42-48;

– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 42-48;

– Basic earnings per share excluding litigation and conduct is calculated by dividing statutory profit after tax attributable to ordinary shareholders excluding litigation and conduct charges, by the basic weighted average number of shares. The comparable IFRS measure is basic earnings per share. A reconciliation is provided on pages 42-44;

– Cost: income ratio excluding litigation and conduct represents operating expenses excluding litigation and conduct charges, divided by total income. The comparable IFRS measure is cost: income ratio. A reconciliation is provided on pages 42-48;

– Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure is operating expenses. A reconciliation is provided on pages 42-49;

– Profit before tax excluding litigation and conduct represents profit before tax excluding litigation and conduct charges. The comparable IFRS measure is profit before tax. A reconciliation is provided on pages 42-49;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 50;

– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 50;

– Return on average allocated tangible equity excluding litigation and conduct is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent excluding litigation and conduct charges, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 50;

Barclays PLC	4

Notes

– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 50; and

– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 49.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	5

Performance Highlights

●

Group profit before tax was £3.3bn (Q318 YTD: £3.1bn) and, excluding litigation and conduct, was £4.9bn (Q318 YTD: £5.3bn). The cost: income ratio was 72% (Q318 YTD: 76%) and excluding litigation and conduct, was 62% (Q318 YTD: 62%), with Barclays International income up 4%. Credit impairment charges increased to £1.4bn (Q318 YTD: £0.8bn), due to the non-recurrence of favourable US macroeconomic scenario updates and single name recoveries in Q318 YTD. Credit metrics remained stable across both secured and unsecured lending

●

Barclays UK profit before tax was £0.4bn (Q318 YTD: £1.6bn). This included an additional provision for Payment Protection Insurance (PPI) of £1.4bn (Q318 YTD: £0.4bn). Excluding litigation and conduct, profit before tax was £1.9bn (Q318 YTD: £2.0bn). Income declined 2%, as ongoing margin pressure was partially offset by continued growth in mortgages and deposits. Operating expenses were stable as cost efficiency savings were offset by planned digital investment and inflation

●

Barclays International profit before tax was £3.5bn (Q318 YTD: £3.6bn) driven by 4% increases in both Corporate and Investment Bank (CIB) and Consumer, Cards and Payments (CC&P) income. Operating expenses increased 1% due to continued investment in the business. Credit impairment charges increased from £0.3bn to £0.8bn, due to the non-recurrence of favourable US macroeconomic scenario updates and single name recoveries in Q318 YTD

●

Common equity tier 1 (CET1) ratio of 13.4% (December 2018: 13.2%). Following discussions with regulators, the Group has removed the operational risk Risk Weighted Assets (RWAs) floor which it had previously applied, resulting in a £14.2bn reduction in total RWAs. This increased the CET1 ratio by c.60bps. As a result, the target CET1 ratio has been revised to c.13.5%. The total capital required for operational risk remains unchanged

Barclays PLC	6

Performance Highlights

Barclays Group results for the nine months ended	30.09.19	30.09.18
	£m	£m	% Change
Total income	16,331	16,063	2
Credit impairment charges and other provisions	(1,389)	(825)	(68)
Net operating income	14,942	15,238	(2)
Operating expenses	(10,051)	(10,003)	-
Litigation and conduct	(1,682)	(2,147)	22
Total operating expenses	(11,733)	(12,150)	3
Other net income	51	32	59
Profit before tax	3,260	3,120	4
Tax charge[1]	(814)	(836)	3
Profit after tax	2,446	2,284	7
Non-controlling interests	(38)	(151)	75
Other equity instrument holders	(628)	(522)	(20)
Attributable profit	1,780	1,611	10

Performance measures
Return on average shareholders’ equity	4.3%	4.1%
Return on average tangible shareholders’ equity	5.1%	4.9%
Average shareholders’ equity (£bn)	54.6	51.9
Average tangible shareholders’ equity (£bn)	46.6	44.1
Cost: income ratio	72%	76%
Loan loss rate (bps)	53	33
Basic earnings per share	10.4p	9.4p
Dividend per share	3.0p	2.5p

Performance measures excluding litigation and conduct[2]
Profit before tax	4,942	5,267	(6)
Attributable profit	3,391	3,685	(8)
Return on average tangible shareholders’ equity	9.7%	11.1%
Cost: income ratio	62%	62%
Basic earnings per share	19.7p	21.6p

Balance sheet and capital management[3]	As at 30.09.19 £bn	As at 31.12.18 £bn	As at 30.09.18 £bn
Net asset value per share	320p	309p	306p
Tangible net asset value per share	274p	262p	260p
Common equity tier 1 ratio	13.4%	13.2%	13.2%
Common equity tier 1 capital	41.9	41.1	41.7
Risk weighted assets	313.3	311.9	316.2
Average UK leverage ratio	4.6%	4.5%	4.6%
UK leverage ratio	4.8%	5.1%	4.9%

Funding and liquidity
Group liquidity pool (£bn)	226	227	213
Liquidity coverage ratio	151%	169%	161%
Loan: deposit ratio	82%	83%	83%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 (AT1) instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for Q318 year to date by £141m. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.
3

Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. This includes IFRS 9 transitional arrangements. For more information on the implementation of CRR II see page 29.

4

The fully loaded CET1 ratio was 13.0%, with £40.7bn of CET1 capital and £313.1bn of RWAs, calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

Barclays PLC	7

Group Finance Director’s Review

Group performance

●

Profit before tax was £3,260m (Q318 YTD: £3,120m), including an additional provision for PPI of £1,400m (Q318 YTD: £400m) in Q319. Excluding litigation and conduct, profit before tax was £4,942m (Q318 YTD: £5,267m), with higher income and stable operating expenses offset by increased credit impairment charges. The 6% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and operating expenses

●

Total income increased 2% to £16,331m. Barclays UK income decreased 2% as ongoing margin pressure and continued reduced risk appetite in UK cards were partially offset by mortgage and deposit balance growth. Barclays International income was up 4%, across both CIB and CC&P. The higher CIB income was due to positive performance in FICC, Banking fees and Transaction banking, partially offset by reduced client activity in Equities and a reduction in Corporate lending. The higher CC&P income reflected balance growth in US cards and partnership growth in merchant acquiring

●

Credit impairment charges increased to £1,389m (Q318 YTD: £825m). Economic scenarios were updated in Q319, as part of a review which is conducted at least annually. The prior year benefitted from favourable US macroeconomic scenario updates and single name recoveries, whilst Q319 impairment reflects a c.£60m net charge from revised scenarios, impacting primarily the Group’s UK and US cards portfolios. Credit metrics remained stable across both secured and unsecured lending, reflecting the continued prudent management of credit risk

●

The cost: income ratio was 72% (Q318 YTD: 76%). Operating expenses were stable at £10,051m, as cost efficiencies were offset by continued investment in the business. The cost: income ratio, excluding litigation and conduct, was stable at 62% (Q318 YTD: 62%)

●	The effective tax rate was 25.0%. Excluding litigation and conduct, the underlying effective tax rate was 17.9%

●

Return on equity (RoE) was 4.3% (Q318 YTD: 4.1%) and earnings per share (EPS) was 10.4p (Q318 YTD: 9.4p). Attributable profit was £1,780m (Q318 YTD: £1,611m). Excluding litigation and conduct, attributable profit was £3,391m (Q318 YTD: £3,685m), generating a return on tangible equity (RoTE) of 9.7% (Q318 YTD: 11.1%) and EPS of 19.7p (Q318 YTD: 21.6p)

Barclays UK

●

RoE was negative 1.5% (Q318 YTD: 9.4%). Profit before tax, excluding litigation and conduct, decreased 7% to £1,899m. RoTE was robust at 17.2% (Q318 YTD: 18.9%), reflecting the resilience of the Barclays UK business in a challenging income environment. Including litigation and conduct charges of £1,524m (Q318 YTD: £468m), profit before tax was £375m (Q318 YTD: £1,566m)

●	Total income decreased 2% to £5,394m due to a 2% decrease in net interest income to £4,410m

–	Personal Banking income decreased 2% to £2,945m, reflecting ongoing mortgage margin pressure, partially offset by mortgage and deposit balance growth and improved liability margins

–

Barclaycard Consumer UK income decreased 8% to £1,459m reflecting a continued reduced risk appetite and reduced borrowing by customers, which resulted in a lower level of interest earning lending (IEL) balances

–	Business Banking income increased 6% to £990m driven by deposit and lending growth, improved liability margins and the non-recurrence of client remediation in Q318 YTD

–	Net interest margin decreased 14bps to 3.10%, reflecting increased refinancing activity by mortgage customers, lower IEL balances in UK cards, and the mix effect from growth in secured lending

●

Credit impairment charges decreased 2% to £522m, primarily reflecting an improved risk profile in UK cards and releases of single name exposures in Business Banking, partially offset by the impact of UK macroeconomic scenario updates of c.£30m, primarily impacting the UK cards portfolio. The 30 and 90 day arrears rates in UK cards decreased to 1.7% (Q318: 1.8%) and 0.8% (Q318: 0.9%) respectively

●

The cost: income ratio was 83% (Q318 YTD: 62%). Operating expenses were stable at £2,973m (Q318 YTD: £2,961m) as cost efficiencies were offset by planned digital investment in the business and inflation. The cost: income ratio, excluding litigation and conduct, was 55% (Q318 YTD: 54%)

●

RWAs increased to £76.8bn (December 2018: £75.2bn) including the recognition of property leases following the implementation of IFRS 16, growth in Mortgages and Business Banking and a change in the mix of assets in the liquidity pool

Barclays PLC	8

Group Finance Director’s Review

Barclays International

●

Profit before tax was £3,478m. RoE was 10.0% (Q318 YTD: 10.8%), CIB RoE was 9.2% (Q318 YTD: 9.5%) and CC&P RoE was 13.2% (Q318 YTD: 17.0%). Profit before tax, excluding litigation and conduct, decreased 4% to £3,508m with a RoTE of 10.4% (Q318 YTD: 11.6%), reflecting returns in the CIB of 9.3% (Q318 YTD: 9.7%) and CC&P of 15.8% (Q318 YTD: 21.7%)

●	The 6% appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and operating expenses

●	Total income increased to £11,223m (Q318 YTD: £10,805m)

–	CIB income increased 4% to £7,917m

◾

Within Markets, FICC income increased 15% to £2,638m reflecting a strong performance in rates and growth in securitised products. Equities income decreased 11% to £1,478m driven by equity derivatives, which were impacted by reduced client activity. Included in Markets was a £126m gain related to the Tradeweb position and a net loss of £40m due to the impact of treasury operations and hedging counterparty risk

◾

Banking fees income increased 3% to £1,955m driven by an increase in advisory fees, partially offset by lower debt underwriting fees reflecting a reduced Banking fee pool[1]. However, Barclays share of the global Banking fee pool has increased since FY18, to 4.4%[1]

◾

Within Corporate, Transaction banking income increased 6% to £1,283m reflecting growth in deposits. This was offset by a decrease in Corporate lending income to £563m (Q318 YTD: £635m). Excluding mark-to-market movements on loan hedges, Corporate lending income was broadly stable

–	CC&P income increased 4% to £3,306m reflecting balance growth in the US cards business and partnership growth in merchant acquiring

●	Credit impairment charges increased to £844m (Q318 YTD: £304m)

–	CIB credit impairment charges increased to £127m (Q318 YTD: release of £185m) due to the non-recurrence of favourable macroeconomic scenario updates and single name recoveries in Q318 YTD

–

CC&P credit impairment charges increased to £717m (Q318 YTD: £489m) due to the non-recurrence of favourable US macroeconomic scenario updates in Q318 YTD. Q319 included the impact of macroeconomic scenario updates, predominantly in the US, of c.£30m. Credit metrics decreased, with US cards 30 and 90 day arrears of 2.6% (Q318: 2.7%) and 1.3% (Q318: 1.4%) respectively

●	Operating expenses increased 1% to £6,923m

–	CIB operating expenses decreased 1% to £5,191m as cost efficiencies were partially offset by continued investment in the business

–	CC&P operating expenses increased 7% to £1,732m driven by continued investment across the businesses

●	RWAs increased to £223.1bn (December 2018: £210.7bn), driven by an increase in CIB activity and appreciation of USD against GBP

Head Office

●

Loss before tax of £593m (Q318 YTD: £2,006m), included litigation and conduct charges of £128m (Q318 YTD: £1,585m), reflecting the non-recurrence of the Residential Mortgage Backed Securities settlement in Q318 YTD

●

Total income was an expense of £286m (Q318 YTD: £262m) which included legacy capital instrument funding costs, treasury items and hedge accounting expenses, partially offset by the recognition of dividends on Barclays stake in Absa Group Limited. Income expense increased reflecting the non-recurrence of a £155m one-off gain from the settlement of receivables relating to the Lehman Brothers acquisition in Q318 YTD, partially offset by lower net expenses from treasury operations and hedge accounting

●	Operating expenses were £283m (Q318 YTD: £1,744m). Operating expenses, excluding litigation and conduct, were £155m (Q318 YTD: £159m)

●

RWAs decreased to £13.4bn (December 2018: £26.0bn) mainly driven by the removal of the Group’s operational risk RWAs floor, partially offset by the recognition of property leases following the implementation of IFRS 16

1	Data Source: Dealogic, for the period covering 1 January to 30 September 2019.

Barclays PLC	9

Group Finance Director’s Review

Group capital and leverage

●

The Group’s CET1 ratio increased to 13.4% (December 2018: 13.2%). The increase was primarily driven by a reduction in the Group’s RWAs due to the removal of the operational risk floor effective from 30 September 2019

–

CET1 capital increased by £0.8bn to £41.9bn. This was driven by underlying profit generation of £4.0bn partially offset by dividends paid and foreseen of £1.8bn, the additional provision for PPI of £1.4bn, pension deficit reduction contribution payments of £0.5bn and a loss on the redemption of Additional Tier 1 (AT1) securities of £0.4bn

–	RWAs increased by £1.4bn to £313.3bn primarily driven by an increase in CIB, offset by the reduction in the Group’s operational risk RWAs

●

The Group previously applied a floor to its Pillar 1 capital requirements for operational risk, which was set by reference to the Group’s total operational risk RWAs as at 31 December 2017 of £56.7bn. Following discussions with regulators the Group has removed this floor with effect from 30 September 2019, thereby reducing RWAs by £14.2bn and increasing the Group’s CET1 ratio by c.60bps

●

Following the removal of the Pillar 1 operational risk floor the Group has received a new Pillar 2A requirement (as per the Prudential Regulation Authority’s (PRA’s) Individual Capital Requirement) effective from the 24 October 2019. This has increased the Pillar 2A CET1 requirement by c.35bps to 3.0% and the Group’s overall capital requirement from 11.7% to 12.0%. The total capital required for operational risk remains unchanged. As a result, the Group is targeting a CET1 ratio of c.13.5% going forward

●

The average UK leverage ratio increased to 4.6% (December 2018: 4.5%) primarily driven by an increase in Tier 1 (T1) capital, which included the accretion of CET1 capital and a net increase of AT1 capital, partially offset by an increase in exposure to £1,171bn (December 2018: £1,110bn). The UK leverage ratio decreased to 4.8% (December 2018: 5.1%)

Group funding and liquidity

●

The liquidity pool was stable at £226bn (December 2018: £227bn), reflecting the Group’s prudent liquidity management approach. The liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 151% (December 2018: 169%), equivalent to a surplus of £77bn (December 2018: £90bn). The LCR and surplus have been managed down through the course of the year, supporting increased business funding requirements while maintaining a conservative liquidity position

●

Wholesale funding outstanding, excluding repurchase agreements, was £162bn (December 2018: £154bn). The Group issued £8.2bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments year-to-date from Barclays PLC (the Parent company). The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 30.4% as at 30 September 2019 relative to an estimated requirement including requisite buffers of 31.2% by 1 January 2022. This increased from 29.9% as at 30 June 2019 due to the revision of the Group’s Pillar 2A requirement, following the removal of the Group’s operational risk RWAs floor

Other matters

●

The Group called three AT1 instruments eligible for call on 15 September 2019. The redemptions resulted in a decrease of 13bps to the CET1 ratio due to two of these instruments being held on the balance sheet at historical FX rates

●

The risks associated with the process of the UK withdrawal from the European Union continue to be closely monitored. Impairment stock as at 30 September 2019 includes an adjustment of £150m representing the anticipated impact of economic uncertainty in the UK

Barclays PLC	10

Group Finance Director’s Review

Payment Protection Insurance

●

Following the increase to the provision of £1.4bn and provision utilisation of £350m during the third quarter, the Group held a provision of £1.4bn against the cost of PPI redress and associated processing costs as at 30 September 2019. The Group has recognised £11bn of cumulative provisions to date

The provision increase at Q319 is attributable to the exceptional level of claims and information requests from customers and Claims Management Companies (CMCs) ahead of the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019 and enquiries from the Official Receiver on behalf of bankrupt individuals

At the end of Q319, there were in excess of 2m claims, enquiries and information requests at various stages of processing. The increase in provision has been calculated by applying a number of assumptions to this population, which are based on limited observations from processing completed to date, historical experience and management judgement. These assumptions include the proportion of claims and information requests expected to be valid. The provision estimate is more sensitive to this assumption given the volumes

The following table outlines key assumptions regarding the proportion of valid claims used in the provision calculation as at 30 September 2019 and a sensitivity analysis illustrating the impact on the provision, if the assumptions prove too high or low

	Historically Observed Valid %	Current Assumption Valid %	Sensitivity £m +/- 1% valid rate
Claims Received	30% - 40%	30%[1]	11
Information Requests Received	5% - 11%	8%	76

●

There is additional uncertainty surrounding the legal position in relation to enquiries received from the Official Receiver. Uphold rates and average claim redress may differ from that experienced more generally, given the particular circumstances of this population

●

The Group expects the level of uncertainty to reduce during Q419 as a greater proportion of claims, enquiries and information requests are processed. Given the degree of sensitivity illustrated above, it is possible that the eventual cumulative provision may differ from the current estimate

1	Based on recently observed data, August and September 2019.

Barclays PLC	11

Results by Business

Barclays UK

	Nine months ended 30.09.19	Nine months ended 30.09.18
Income statement information	£m	£m	% Change
Net interest income	4,410	4,515	(2)
Net fee, commission and other income	984	1,005	(2)
Total income	5,394	5,520	(2)
Credit impairment charges and other provisions	(522)	(530)	2
Net operating income	4,872	4,990	(2)
Operating expenses	(2,973)	(2,961)	-
Litigation and conduct	(1,524)	(468)
Total operating expenses	(4,497)	(3,429)	(31)
Other net income	-	5
Profit before tax	375	1,566	(76)
Attributable (loss)/profit[1]	(157)	957

Balance sheet information	As at 30.09.19 £bn	As at 31.12.18 £bn	As at 30.09.18 £bn
Loans and advances to customers at amortised cost	193.2	187.6	186.7
Total assets	257.9	249.7	252.0
Customer deposits at amortised cost	203.3	197.3	195.8
Loan: deposit ratio	97%	96%	96%
Risk weighted assets	76.8	75.2	74.8

Performance measures	Nine months ended 30.09.19	Nine months ended 30.09.18
Return on average allocated equity	(1.5%)	9.4%
Return on average allocated tangible equity	(2.0%)	12.7%
Average allocated equity (£bn)	13.9	13.5
Average allocated tangible equity (£bn)	10.4	10.0
Cost: income ratio	83%	62%
Loan loss rate (bps)	35	37
Net interest margin	3.10%	3.24%

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Profit before tax	1,899	2,034	(7)
Attributable profit	1,332	1,417	(6)
Return on average allocated tangible equity	17.2%	18.9%
Cost: income ratio	55%	54%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	12

Results by Business

Analysis of Barclays UK

	Nine months ended 30.09.19	Nine months ended 30.09.18
Analysis of total income	£m	£m	% Change
Personal Banking	2,945	3,008	(2)
Barclaycard Consumer UK	1,459	1,582	(8)
Business Banking	990	930	6
Total income	5,394	5,520	(2)

Analysis of credit impairment charges and other provisions
Personal Banking	(124)	(129)	4
Barclaycard Consumer UK	(364)	(340)	(7)
Business Banking	(34)	(61)	44
Total credit impairment charges and other provisions	(522)	(530)	2

Analysis of loans and advances to customers at amortised cost	As at 30.09.19 £bn	As at 31.12.18 £bn	As at 30.09.18 £bn
Personal Banking	150.1	146.0	145.4
Barclaycard Consumer UK	14.9	15.3	15.3
Business Banking	28.2	26.3	26.0
Total loans and advances to customers at amortised cost	193.2	187.6	186.7

Analysis of customer deposits at amortised cost
Personal Banking	157.9	154.0	153.4
Barclaycard Consumer UK	-	-	-
Business Banking	45.4	43.3	42.4
Total customer deposits at amortised cost	203.3	197.3	195.8

Barclays PLC	13

Results by Business

Barclays International

	Nine months ended 30.09.19	Nine months ended 30.09.18
Income statement information	£m	£m	% Change
Net interest income	2,976	2,831	5
Net trading income	3,270	3,613	(9)
Net fee, commission and other income	4,977	4,361	14
Total income	11,223	10,805	4
Credit impairment charges and other provisions	(844)	(304)
Net operating income	10,379	10,501	(1)
Operating expenses	(6,923)	(6,883)	(1)
Litigation and conduct	(30)	(94)	68
Total operating expenses	(6,953)	(6,977)	-
Other net income	52	36	44
Profit before tax	3,478	3,560	(2)
Attributable profit[1]	2,419	2,620	(8)

Balance sheet information	As at 30.09.19 £bn	As at 31.12.18 £bn	As at 30.09.18 £bn
Loans and advances at amortised cost	138.1	127.2	132.4
Trading portfolio assets	119.4	104.0	124.6
Derivative financial instrument assets	286.0	222.1	214.8
Financial assets at fair value through the income statement	158.0	144.7	147.8
Cash collateral and settlement balances	112.5	74.3	94.3
Other assets	195.6	189.8	186.3
Total assets	1,009.6	862.1	900.2
Deposits at amortised cost	217.6	197.2	200.3
Derivative financial instrument liabilities	283.3	219.6	213.7
Loan: deposit ratio	63%	65%	66%
Risk weighted assets	223.1	210.7	214.6

Performance measures	Nine months ended 30.09.19	Nine months ended 30.09.18
Return on average allocated equity	10.0%	10.8%
Return on average allocated tangible equity	10.3%	11.3%
Average allocated equity (£bn)	32.3	32.2
Average allocated tangible equity (£bn)	31.2	30.9
Cost: income ratio	62%	65%
Loan loss rate (bps)	80	30
Net interest margin	4.00%	4.15%

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Profit before tax	3,508	3,654	(4)
Attributable profit	2,445	2,692	(9)
Return on average allocated tangible equity	10.4%	11.6%
Cost: income ratio	62%	64%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	14

Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Nine months ended 30.09.19	Nine months ended 30.09.18
Income statement information	£m	£m	% Change
FICC	2,638	2,293	15
Equities	1,478	1,662	(11)
Markets	4,116	3,955	4
Banking fees	1,955	1,906	3
Corporate lending	563	635	(11)
Transaction banking	1,283	1,215	6
Corporate	1,846	1,850	-
Other	-	(97)
Total income	7,917	7,614	4
Credit impairment (charges)/releases and other provisions	(127)	185
Net operating income	7,790	7,799	-
Operating expenses	(5,191)	(5,258)	1
Litigation and conduct	(30)	(45)	33
Total operating expenses	(5,221)	(5,303)	2
Other net income	27	12
Profit before tax	2,596	2,508	4
Attributable profit[1]	1,787	1,865	(4)

Balance sheet information	As at 30.09.19 £bn	As at 31.12.18 £bn	As at 30.09.18 £bn
Loans and advances at amortised cost	95.8	86.4	93.3
Trading portfolio assets	119.3	104.0	124.5
Derivative financial instrument assets	286.0	222.1	214.8
Financial assets at fair value through the income statement	157.3	144.2	147.3
Cash collateral and settlement balances	111.6	73.4	93.3
Other assets	171.5	160.4	153.8
Total assets	941.5	790.5	827.0
Deposits at amortised cost	152.1	136.3	137.6
Derivative financial instrument liabilities	283.2	219.6	213.7
Risk weighted assets	184.9	170.9	175.9

Performance measures	Nine months ended 30.09.19	Nine months ended 30.09.18
Return on average allocated equity	9.2%	9.5%
Return on average allocated tangible equity	9.2%	9.6%
Average allocated equity (£bn)	25.9	26.3
Average allocated tangible equity (£bn)	25.9	26.0
Cost: income ratio	66%	70%

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Profit before tax	2,626	2,553	3
Attributable profit	1,813	1,901	(5)
Return on average allocated tangible equity	9.3%	9.7%
Cost: income ratio	66%	69%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 40 to 49 for more information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	15

Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Nine months ended 30.09.19	Nine months ended 30.09.18
Income statement information	£m	£m	% Change
Total income	3,306	3,191	4
Credit impairment charges and other provisions	(717)	(489)	(47)
Net operating income	2,589	2,702	(4)
Operating expenses	(1,732)	(1,625)	(7)
Litigation and conduct	-	(49)
Total operating expenses	(1,732)	(1,674)	(3)
Other net income	25	24	4
Profit before tax	882	1,052	(16)
Attributable profit[1]	632	755	(16)

Balance sheet information	As at 30.09.19 £bn	As at 31.12.18 £bn	As at 30.09.18 £bn
Loans and advances at amortised cost	42.3	40.8	39.1
Total assets	68.1	71.6	73.2
Deposits at amortised cost	65.5	60.9	62.7
Risk weighted assets	38.2	39.8	38.7

Performance measures	Nine months ended 30.09.19	Nine months ended 30.09.18
Return on average allocated equity	13.2%	17.0%
Return on average allocated tangible equity	15.8%	20.7%
Average allocated equity (£bn)	6.4	5.9
Average allocated tangible equity (£bn)	5.3	4.9
Cost: income ratio	52%	52%
Loan loss rate (bps)	213	156

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Profit before tax	882	1,101	(20)
Attributable profit	632	791	(20)
Return on average allocated tangible equity	15.8%	21.7%
Cost: income ratio	52%	51%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 40 to 49 for more information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	16

Results by Business

Head Office

	Nine months ended 30.09.19	Nine months ended 30.09.18
Income statement information	£m	£m	% Change
Net interest income	(323)	(580)	44
Net fee, commission and other income	37	318	(88)
Total income	(286)	(262)	(9)
Credit impairment (charges)/releases and other provisions	(23)	9
Net operating income	(309)	(253)	(22)
Operating expenses	(155)	(159)	3
Litigation and conduct	(128)	(1,585)	92
Total operating expenses	(283)	(1,744)	84
Other net expenses	(1)	(9)	89
Loss before tax	(593)	(2,006)	70
Attributable loss[1]	(482)	(1,966)	75

Balance sheet information	As at 30.09.19 £bn	As at 31.12.18 £bn	As at 30.09.18 £bn
Total assets	22.9	21.5	18.6
Risk weighted assets	13.4	26.0	26.8

Performance measures	Nine months ended 30.09.19	Nine months ended 30.09.18
Average allocated equity (£bn)	8.4	6.2
Average allocated tangible equity (£bn)	5.0	3.2

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Loss before tax	(465)	(421)	(10)
Attributable loss	(386)	(424)	9

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	17

Quarterly Results by Business

Barclays Group

	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,445	2,360	2,258	2,296	2,388	2,190	2,188	2,272
Net fee, commission and other income	3,096	3,178	2,994	2,777	2,741	3,386	3,170	2,750
Total income	5,541	5,538	5,252	5,073	5,129	5,576	5,358	5,022
Credit impairment charges and other provisions	(461)	(480)	(448)	(643)	(254)	(283)	(288)	(573)
Net operating income	5,080	5,058	4,804	4,430	4,875	5,293	5,070	4,449
Operating costs	(3,293)	(3,501)	(3,257)	(3,624)	(3,329)	(3,310)	(3,364)	(3,621)
UK bank levy	-	-	-	(269)	-	-	-	(365)
Operating expenses	(3,293)	(3,501)	(3,257)	(3,893)	(3,329)	(3,310)	(3,364)	(3,986)
Guaranteed Minimum Pensions (GMP) charge	-	-	-	(140)	-	-	-	-
Litigation and conduct	(1,568)	(53)	(61)	(60)	(105)	(81)	(1,961)	(383)
Total operating expenses	(4,861)	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)
Other net income/(expenses)	27	27	(3)	37	20	(7)	19	13
Profit/(loss) before tax	246	1,531	1,483	374	1,461	1,895	(236)	93
Tax charge[1]	(269)	(297)	(248)	(83)	(192)	(386)	(258)	(1,089)
(Loss)/profit after tax	(23)	1,234	1,235	291	1,269	1,509	(494)	(996)
Non-controlling interests	(4)	(17)	(17)	(75)	(43)	(55)	(53)	(68)
Other equity instrument holders	(265)	(183)	(180)	(230)	(176)	(175)	(171)	(181)
Attributable (loss)/profit[1]	(292)	1,034	1,038	(14)	1,050	1,279	(718)	(1,245)

Performance measures
Return on average shareholders’ equity	(2.1%)	7.6%	7.8%	(0.1%)	8.0%	10.0%	(5.5%)	(8.9%)
Return on average tangible shareholders’ equity	(2.4%)	9.0%	9.2%	(0.1%)	9.4%	11.8%	(6.5%)	(10.3%)
Average shareholders’ equity (£bn)	56.4	54.0	53.2	52.2	52.5	51.3	52.0	55.9
Average tangible shareholders’ equity (£bn)	48.4	46.2	45.2	44.3	44.6	43.5	44.2	48.1
Cost: income ratio	88%	64%	63%	81%	67%	61%	99%	87%
Loan loss rate (bps)[2]	52	56	54	77	30	35	36	56
Basic (loss)/earnings per share	(1.7p)	6.0p	6.1p	(0.1p)	6.1p	7.5p	(4.2p)	(7.3p)

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,814	1,584	1,544	434	1,566	1,976	1,725	476
Attributable profit/(loss)	1,233	1,074	1,084	48	1,135	1,338	1,212	(894)
Return on average tangible shareholders’ equity	10.2%	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)
Cost: income ratio	59%	63%	62%	79%	65%	59%	63%	79%
Basic earnings/(loss) per share	7.2p	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)

Balance sheet and capital management[4]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,290.4	1,232.8	1,193.5	1,133.3	1,170.8	1,149.6	1,142.2	1,133.2
Net asset value per share	320p	322p	312p	309p	306p	305p	296p	322p
Tangible net asset value per share	274p	275p	266p	262p	260p	259p	251p	276p
Common equity tier 1 ratio	13.4%	13.4%	13.0%	13.2%	13.2%	13.0%	12.7%	13.3%
Common equity tier 1 capital	41.9	42.9	41.4	41.1	41.7	41.4	40.2	41.6
Risk weighted assets	313.3	319.1	319.7	311.9	316.2	319.3	317.9	313.0
Average UK leverage ratio	4.6%	4.7%	4.6%	4.5%	4.6%	4.6%	4.6%	4.9%
Average UK leverage exposure	1,171.2	1,134.6	1,105.5	1,110.0	1,119.0	1,081.8	1,089.9	1,044.6
UK leverage ratio	4.8%	5.1%	4.9%	5.1%	4.9%	4.9%	4.8%	5.1%
UK leverage exposure	1,099.8	1,079.4	1,065.0	998.6	1,063.5	1,030.1	1,030.8	984.7

Funding and liquidity
Group liquidity (£bn)	226	238	232	227	213	214	207	220
Liquidity coverage ratio	151%	156%	160%	169%	161%	154%	147%	154%
Loan: deposit ratio	82%	82%	80%	83%	83%	83%	84%	81%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.
4

Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements. For more information on the implementation of CRR II see page 29.

Barclays PLC	18

Quarterly Results by Business

Barclays UK

	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,503	1,438	1,469	1,513	1,529	1,493	1,493	1,540
Net fee, commission and other income	343	333	308	350	367	343	295	330
Total income	1,846	1,771	1,777	1,863	1,896	1,836	1,788	1,870
Credit impairment charges and other provisions	(101)	(230)	(191)	(296)	(115)	(214)	(201)	(184)
Net operating income	1,745	1,541	1,586	1,567	1,781	1,622	1,587	1,686
Operating costs	(952)	(1,022)	(999)	(1,114)	(988)	(968)	(1,005)	(1,117)
UK bank levy	-	-	-	(46)	-	-	-	(59)
Litigation and conduct	(1,480)	(41)	(3)	(15)	(54)	(3)	(411)	(53)
Total operating expenses	(2,432)	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)
Other net (expenses)/income	-	(1)	1	(2)	1	5	(1)	(5)
(Loss)/profit before tax	(687)	477	585	390	740	656	170	452
Attributable (loss)/profit[1]	(907)	328	422	241	510	473	(26)	258

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	193.2	189.1	187.5	187.6	186.7	185.3	184.3	183.8
Total assets	257.9	259.0	253.1	249.7	252.0	245.9	235.2	237.4
Customer deposits at amortised cost	203.3	200.9	197.3	197.3	195.8	194.3	192.0	193.4
Loan: deposit ratio	97%	97%	96%	96%	96%	96%	96%	95%
Risk weighted assets	76.8	76.2	76.6	75.2	74.8	75.0	72.5	70.9

Performance measures
Return on average allocated equity	(26.1%)	9.5%	12.2%	7.1%	14.9%	13.9%	(0.8%)	7.8%
Return on average allocated tangible equity	(34.9%)	12.7%	16.3%	9.6%	20.1%	18.8%	(1.1%)	10.7%
Average allocated equity (£bn)	13.9	13.8	13.9	13.6	13.7	13.6	13.4	13.1
Average allocated tangible equity (£bn)	10.4	10.3	10.4	10.1	10.1	10.1	9.8	9.6
Cost: income ratio	132%	60%	56%	63%	55%	53%	79%	66%
Loan loss rate (bps)[2]	20	47	40	61	24	45	43	39
Net interest margin	3.10%	3.05%	3.18%	3.20%	3.22%	3.22%	3.27%	3.32%

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	793	518	588	405	794	659	581	505
Attributable profit	550	358	424	253	558	474	385	295
Return on average allocated tangible equity	21.2%	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%
Cost: income ratio	52%	58%	56%	62%	52%	53%	56%	63%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	19

Quarterly Results by Business

Analysis of Barclays UK

	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,035	946	964	998	1,021	1,015	972	1,116
Barclaycard Consumer UK	472	497	490	522	551	504	527	445
Business Banking	339	328	323	343	324	317	289	309
Total income	1,846	1,771	1,777	1,863	1,896	1,836	1,788	1,870

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(36)	(36)	(52)	(44)	(8)	(49)	(72)	(56)
Barclaycard Consumer UK	(49)	(175)	(140)	(250)	(88)	(139)	(113)	(124)
Business Banking	(16)	(19)	1	(2)	(19)	(26)	(16)	(4)
Total credit impairment charges and other provisions	(101)	(230)	(191)	(296)	(115)	(214)	(201)	(184)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	150.1	147.3	145.9	146.0	145.4	143.6	142.1	141.3
Barclaycard Consumer UK	14.9	15.1	15.0	15.3	15.3	15.2	15.2	16.4
Business Banking	28.2	26.7	26.6	26.3	26.0	26.5	27.0	26.1
Total loans and advances to customers at amortised cost	193.2	189.1	187.5	187.6	186.7	185.3	184.3	183.8

Analysis of customer deposits at amortised cost
Personal Banking	157.9	156.3	154.1	154.0	153.4	152.9	151.9	153.1
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	45.4	44.6	43.2	43.3	42.4	41.4	40.1	40.3
Total customer deposits at amortised cost	203.3	200.9	197.3	197.3	195.8	194.3	192.0	193.4

Barclays PLC	20

Quarterly Results by Business

Barclays International

	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,059	1,017	900	984	965	853	1,013	987
Net trading income	1,110	1,016	1,144	837	1,103	1,094	1,416	935
Net fee, commission and other income	1,581	1,870	1,526	1,400	1,222	1,760	1,379	1,397
Total income	3,750	3,903	3,570	3,221	3,290	3,707	3,808	3,319
Credit impairment charges and other provisions	(352)	(247)	(245)	(354)	(143)	(68)	(93)	(386)
Net operating income	3,398	3,656	3,325	2,867	3,147	3,639	3,715	2,933
Operating costs	(2,282)	(2,435)	(2,206)	(2,441)	(2,277)	(2,306)	(2,300)	(2,428)
UK bank levy	-	-	-	(210)	-	-	-	(265)
Litigation and conduct	-	(11)	(19)	(33)	(32)	(47)	(15)	(255)
Total operating expenses	(2,282)	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)
Other net income	21	13	18	32	12	11	13	21
Profit before tax	1,137	1,223	1,118	215	850	1,297	1,413	6
Attributable profit/(loss)[1]	799	832	788	(21)	687	926	1,007	(1,134)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	138.1	134.8	130.9	127.2	132.4	125.5	117.5	126.8
Trading portfolio assets	119.4	120.0	117.2	104.0	124.6	116.5	114.9	113.0
Derivative financial instrument assets	286.0	243.8	217.3	222.1	214.8	228.2	214.1	236.2
Financial assets at fair value through the income statement	158.0	154.7	153.5	144.7	147.8	141.2	150.6	104.1
Cash collateral and settlement balances	112.5	101.3	97.8	74.3	94.3	91.5	82.6	71.9
Other assets	195.6	196.8	202.3	189.8	186.3	183.6	186.9	204.1
Total assets	1,009.6	951.4	919.0	862.1	900.2	886.5	866.6	856.1
Deposits at amortised cost	217.6	212.0	215.5	197.2	200.3	191.0	167.2	187.3
Derivative financial instrument liabilities	283.3	243.0	213.5	219.6	213.7	224.9	210.8	237.8
Loan: deposit ratio	63%	64%	61%	65%	66%	66%	70%	68%
Risk weighted assets	223.1	214.8	216.1	210.7	214.6	218.0	214.2	210.3

Performance measures
Return on average allocated equity	9.6%	10.3%	10.0%	(0.3%)	8.5%	11.3%	12.8%	(15.1%)
Return on average allocated tangible equity	9.9%	10.7%	10.4%	(0.3%)	8.8%	11.8%	13.4%	(15.9%)
Average allocated equity (£bn)	33.3	32.1	31.6	32.4	32.5	32.8	31.4	29.9
Average allocated tangible equity (£bn)	32.2	31.1	30.5	31.3	31.1	31.4	30.1	28.5
Cost: income ratio	61%	63%	62%	83%	70%	63%	61%	89%
Loan loss rate (bps)[2]	99	72	73	107	41	22	31	76
Net interest margin	4.10%	3.91%	3.99%	3.98%	3.87%	4.03%	4.57%	4.31%

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,137	1,234	1,137	248	882	1,344	1,428	261
Attributable profit/(loss)	801	840	804	13	713	960	1,019	(884)
Return on average allocated tangible equity	10.0%	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)
Cost: income ratio	61%	62%	62%	82%	69%	62%	60%	81%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	21

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	816	920	902	570	688	736	869	607
Equities	494	517	467	375	471	601	590	362
Markets	1,310	1,437	1,369	945	1,159	1,337	1,459	969
Banking fees	688	698	569	625	519	704	683	605
Corporate lending	195	216	152	243	197	198	240	269
Transaction banking	424	444	415	412	416	385	414	408
Corporate	619	660	567	655	613	583	654	677
Other	-	-	-	(74)	(56)	(44)	3	1
Total income	2,617	2,795	2,505	2,151	2,235	2,580	2,799	2,252
Credit impairment (charges)/releases and other provisions	(31)	(44)	(52)	(35)	3	23	159	(127)
Net operating income	2,586	2,751	2,453	2,116	2,238	2,603	2,958	2,125
Operating costs	(1,712)	(1,860)	(1,619)	(1,835)	(1,712)	(1,773)	(1,773)	(1,885)
UK bank levy	-	-	-	(188)	-	-	-	(244)
Litigation and conduct	(4)	(7)	(19)	(23)	(32)	-	(13)	(255)
Total operating expenses	(1,716)	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)
Other net income	12	3	12	15	4	5	3	7
Profit/(loss) before tax	882	887	827	85	498	835	1,175	(252)
Attributable profit/(loss)[1]	609	596	582	(84)	431	600	834	(1,227)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	95.8	92.1	90.6	86.4	93.3	87.8	81.3	88.2
Trading portfolio assets	119.3	119.9	117.2	104.0	124.5	116.5	114.9	112.9
Derivative financial instruments assets	286.0	243.7	217.3	222.1	214.8	228.1	214.2	236.1
Financial assets at fair value through the income statement	157.3	154.1	152.9	144.2	147.3	140.7	150.2	103.8
Cash collateral and settlement balances	111.6	100.4	96.9	73.4	93.3	90.6	81.1	71.9
Other assets	171.5	168.1	163.2	160.4	153.8	151.6	159.8	175.8
Total assets	941.5	878.3	838.1	790.5	827.0	815.3	801.5	788.7
Deposits at amortised cost	152.1	145.4	151.4	136.3	137.6	130.3	107.6	128.0
Derivative financial instrument liabilities	283.2	242.9	213.5	219.6	213.7	224.9	210.9	237.7
Risk weighted assets	184.9	175.9	176.6	170.9	175.9	180.4	181.3	176.2

Performance measures
Return on average allocated equity	9.2%	9.2%	9.3%	(1.3%)	6.6%	9.0%	12.9%	(19.9%)
Return on average allocated tangible equity	9.1%	9.2%	9.3%	(1.3%)	6.6%	9.1%	13.0%	(20.2%)
Average allocated equity (£bn)	26.9	25.8	25.2	26.0	26.2	26.7	25.9	24.7
Average allocated tangible equity (£bn)	26.9	25.8	25.1	26.0	25.9	26.4	25.6	24.3
Cost: income ratio	66%	67%	65%	95%	78%	69%	64%	106%

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	886	894	846	108	530	835	1,188	3
Attributable profit/(loss)	614	601	598	(57)	456	600	844	(977)
Return on average allocated tangible equity	9.2%	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)
Cost: income ratio	65%	67%	65%	94%	77%	69%	63%	95%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	22

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,133	1,108	1,065	1,070	1,055	1,127	1,009	1,067
Credit impairment charges and other provisions	(321)	(203)	(193)	(319)	(146)	(91)	(252)	(259)
Net operating income	812	905	872	751	909	1,036	757	808
Operating costs	(570)	(575)	(587)	(606)	(565)	(533)	(527)	(543)
UK bank levy	-	-	-	(22)	-	-	-	(21)
Litigation and conduct	4	(4)	-	(10)	-	(47)	(2)	-
Total operating expenses	(566)	(579)	(587)	(638)	(565)	(580)	(529)	(564)
Other net income	9	10	6	17	8	6	10	14
Profit before tax	255	336	291	130	352	462	238	258
Attributable profit[1]	190	236	206	63	256	326	173	93

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	42.3	42.7	40.3	40.8	39.1	37.7	36.2	38.6
Total assets	68.1	73.1	80.9	71.6	73.2	71.2	65.1	67.4
Deposits at amortised cost	65.5	66.6	64.1	60.9	62.7	60.7	59.6	59.3
Risk weighted assets	38.2	38.9	39.5	39.8	38.7	37.6	32.9	34.1

Performance measures
Return on average allocated equity	13.2%	14.9%	12.8%	3.9%	16.3%	21.6%	12.6%	7.1%
Return on average allocated tangible equity	14.2%	17.8%	15.4%	4.8%	19.8%	26.2%	15.6%	8.9%
Average allocated equity (£bn)	6.4	6.3	6.4	6.4	6.3	6.0	5.5	5.3
Average allocated tangible equity (£bn)	5.3	5.3	5.4	5.3	5.2	5.0	4.5	4.2
Cost: income ratio	50%	52%	55%	60%	54%	51%	52%	53%
Loan loss rate (bps)[2]	283	180	182	290	138	90	263	255

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	251	340	291	140	352	509	240	258
Attributable profit	187	239	206	70	257	360	175	93
Return on average allocated tangible equity	14.0%	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%
Cost: income ratio	50%	52%	55%	59%	54%	47%	52%	53%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	23

Quarterly Results by Business

Head Office

	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(117)	(95)	(111)	(201)	(106)	(156)	(318)	(254)
Net fee, commission and other income	62	(41)	16	190	49	189	80	87
Total income	(55)	(136)	(95)	(11)	(57)	33	(238)	(167)
Credit impairment (charges)/releases and other provisions	(8)	(3)	(12)	7	4	(1)	6	(3)
Net operating (expenses)/income	(63)	(139)	(107)	(4)	(53)	32	(232)	(170)
Operating costs	(59)	(44)	(52)	(69)	(64)	(36)	(59)	(76)
UK bank levy	-	-	-	(13)	-	-	-	(41)
GMP charge	-	-	-	(140)	-	-	-	-
Litigation and conduct	(88)	(1)	(39)	(12)	(19)	(31)	(1,535)	(75)
Total operating expenses	(147)	(45)	(91)	(234)	(83)	(67)	(1,594)	(192)
Other net income/(expenses)	6	15	(22)	7	7	(23)	7	(3)
Loss before tax	(204)	(169)	(220)	(231)	(129)	(58)	(1,819)	(365)
Attributable loss[1]	(184)	(126)	(172)	(234)	(147)	(120)	(1,699)	(369)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	22.9	22.4	21.4	21.5	18.6	17.2	40.4	39.7
Risk weighted assets	13.4	28.1	27.0	26.0	26.8	26.3	31.2	31.8

Performance measures
Average allocated equity (£bn)	9.2	8.1	7.7	6.2	6.4	4.9	7.2	12.8
Average allocated tangible equity (£bn)	5.8	4.8	4.3	2.9	3.4	2.0	4.3	10.0

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(116)	(168)	(181)	(219)	(110)	(27)	(284)	(290)
Attributable loss	(118)	(124)	(144)	(218)	(136)	(96)	(192)	(305)

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders’ equity.

2	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	24

Performance Management

Margins and balances

	Nine months ended 30.09.19			Nine months ended 30.09.18[1]
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,410	189,994	3.10	4,515	186,474	3.24
Barclays International[2]	2,985	99,862	4.00	2,972	95,693	4.15
Total Barclays UK and Barclays International	7,395	289,856	3.41	7,487	282,167	3.55
Other[3]	(332)			(723)
Total Group[4]	7,063			6,764

1

The Group’s treasury results are reported directly within Barclays UK and Barclays International from Q218 following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income, rather than in Net interest income.

2	Barclays International margins include interest earning lending balances within the investment banking business.
3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.
4

The Group’s combined product and equity structural hedge notional as at 30 September 2019 was £173bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £1.4bn (Q318 YTD: £1.3bn) and net structural hedge contributions of £0.4bn (Q318 YTD: £0.6bn). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International
	Net interest income	Average customer assets	Net interest margin
Three months ended 30.09.19	£m	£m	%
Barclays UK	1,503	192,262	3.10
Barclays International[1]	1,038	100,589	4.10
Total Barclays UK and Barclays International	2,541	292,851	3.44
Three months ended 30.06.19
Barclays UK	1,438	189,172	3.05
Barclays International[1]	980	100,645	3.91
Total Barclays UK and Barclays International	2,418	289,817	3.35
Three months ended 31.03.19
Barclays UK	1,469	187,570	3.18
Barclays International[1]	967	98,313	3.99
Total Barclays UK and Barclays International	2,436	285,883	3.46
Three months ended 31.12.18
Barclays UK	1,513	187,813	3.20
Barclays International[1]	994	99,137	3.98
Total Barclays UK and Barclays International	2,507	286,950	3.47
Three months ended 30.09.18
Barclays UK	1,529	188,239	3.22
Barclays International[1]	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44

1	Barclays International margins include interest earning lending balances within the investment banking business.

Barclays PLC	25

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 September 2019. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 September 2019. Barclays does not hold any material purchased or originated credit impaired assets as at period-end.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	142,242	22,362	2,660	167,264	189	1,296	1,118	2,603	164,661
Barclays International	28,865	4,223	1,969	35,057	360	864	1,420	2,644	32,413
Head Office	5,134	532	874	6,540	7	41	314	362	6,178
Total Barclays Group retail	176,241	27,117	5,503	208,861	556	2,201	2,852	5,609	203,252
Barclays UK	28,667	3,484	1,201	33,352	13	45	114	172	33,180
Barclays International	94,613	10,205	1,691	106,509	137	268	439	844	105,665
Head Office	3,025	-	40	3,065	-	-	38	38	3,027
Total Barclays Group wholesale	126,305	13,689	2,932	142,926	150	313	591	1,054	141,872
Total loans and advances at amortised cost	302,546	40,806	8,435	351,787	706	2,514	3,443	6,663	345,124
Off-balance sheet loan commitments and financial guarantee contracts[1]	335,072	19,774	734	355,580	102	171	50	323	355,257
Total[2]	637,618	60,580	9,169	707,367	808	2,685	3,493	6,986	700,381

	As at 30.09.19				Period ended 30.09.19
	Coverage ratio				Loan impairment charge and loan loss rate[3]
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.8	42.0	1.6		489		39
Barclays International	1.2	20.5	72.1	7.5		704		268
Head Office	0.1	7.7	35.9	5.5		23		47
Total Barclays Group retail	0.3	8.1	51.8	2.7		1,216		78
Barclays UK	-	1.3	9.5	0.5		27		11
Barclays International	0.1	2.6	26.0	0.8		84		11
Head Office	-	-	95.0	1.2		-		-
Total Barclays Group wholesale	0.1	2.3	20.2	0.7		111		10
Total loans and advances at amortised cost	0.2	6.2	40.8	1.9		1,327		50
Off-balance sheet loan commitments and financial guarantee contracts[1]	-	0.9	6.8	0.1		57
Other financial assets subject to impairment[2]						5
Total	0.1	4.4	38.1	1.0		1,389

1	Excludes loan commitments and financial guarantees of £14.6bn carried at fair value.
2

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £192.1bn and impairment allowance of £21m. This comprises £12m Expected Credit Loss (ECL) on £192.1bn stage 1 assets, £0.2m on £18m stage 2 fair value through other comprehensive income, cash collateral and settlement assets and £9m on £9m stage 3 other assets.

3

Q319 loan impairment charge represents nine months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate for Q319 is 53bps after applying the total impairment charge of £1,389m.

Barclays PLC	26

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	-	41	2,964	-	-	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts[1]	309,989	22,126	684	332,799	99	150	22	271	332,528
Total[2]	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

	As at 31.12.18				Year ended 31.12.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.5	37.9	1.7		830		51
Barclays International	1.3	20.8	71.9	7.9		844		254
Head Office	0.1	7.4	32.6	4.5		15		19
Total Barclays Group retail	0.3	7.9	47.7	2.8		1,689		83
Barclays UK	0.1	1.7	9.2	0.7		74		26
Barclays International	0.1	2.8	31.8	0.8		(142)		-
Head Office	-	-	92.7	1.3		(31)		-
Total Barclays Group wholesale	0.1	2.4	22.0	0.8		(99)		-
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0		1,590		48
Off-balance sheet loan commitments and financial guarantee contracts[1]	-	0.7	3.2	0.1		(125)
Other financial assets subject to impairment[2]						3
Total	0.1	4.4	36.9	1.1		1,468

1	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
2

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m. This comprises £10m ECL on £129.3bn stage 1 assets and £2m on £0.6bn stage 2 fair value through other comprehensive income assets.

Barclays PLC	27

Credit Risk

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	135,373	13,687	1,695	733	16,115	2,272	153,760
Credit cards, unsecured loans and other retail lending	48,442	9,937	502	514	10,953	3,574	62,969
Corporate loans	118,731	12,103	435	1,200	13,738	2,589	135,058
Total	302,546	35,727	2,632	2,447	40,806	8,435	351,787

Impairment allowance
Home loans	28	50	15	14	79	351	458
Credit cards, unsecured loans and other retail lending	550	1,692	158	255	2,105	2,551	5,206
Corporate loans	128	310	14	6	330	541	999
Total	706	2,052	187	275	2,514	3,443	6,663

Net exposure
Home loans	135,345	13,637	1,680	719	16,036	1,921	153,302
Credit cards, unsecured loans and other retail lending	47,892	8,245	344	259	8,848	1,023	57,763
Corporate loans	118,603	11,793	421	1,194	13,408	2,048	134,059
Total	301,840	33,675	2,445	2,172	38,292	4,992	345,124

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.9	1.9	0.5	15.4	0.3
Credit cards, unsecured loans and other retail lending	1.1	17.0	31.5	49.6	19.2	71.4	8.3
Corporate loans	0.1	2.6	3.2	0.5	2.4	20.9	0.7
Total	0.2	5.7	7.1	11.2	6.2	40.8	1.9

As at 31.12.18

Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Corporate loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Corporate loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Corporate loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Corporate loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

Barclays PLC	28

Treasury and Capital Risk

Capital

The Group’s CET1 overall capital requirement is 12.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 3.0% Pillar 2A requirement applicable from 24 October 2019 and a 0.5% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group have exposures. On 28 November 2018, the Financial Policy Committee set the CCyB rate for UK exposures at 1%. The buffer rates set by other national authorities for our non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for the Group for Q319.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement applicable from 24 October 2019 has been revised to 5.3% (September 2019: 4.7%), of which at least 56.25% needs to be met with CET1 capital, equating to approximately 3.0% of RWAs (September 2019: 2.6%). The increase follows the removal of the operational risk RWA floor from Pillar 1, and also reflects the new requirement that is calibrated at least annually. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment.

On 27 June 2019, as part of the EU Risk Reduction Measure package, CRR II entered into force amending CRR. As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. The amendments largely take effect and are phased in from 28 June 2021 with a number of exceptions which were implemented with immediate effect.

These exceptions primarily relate to MREL. Amendments within this section include changes to qualifying criteria for CET1, AT1 and Tier 2 instruments, the inclusion of additional holdings eligible for deduction, an amendment to the treatment of deferred tax assets and the introduction of requirements for MREL. Grandfathering and transitional provisions relating to MREL have also been introduced.

Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules. The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Barclays PLC	29

Treasury and Capital Risk

Capital ratios[1,2,3]	As at 30.09.19	As at 30.06.19	As at 31.12.18
CET1	13.4%	13.4%	13.2%
Tier 1 (T1)	17.0%	17.4%	17.0%
Total regulatory capital	21.1%	21.4%	20.7%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	66.2	67.6	62.6
Less: other equity instruments (recognised as AT1 capital)	(10.9)	(12.1)	(9.6)
Adjustment to retained earnings for foreseeable dividends	(0.7)	(0.8)	(0.7)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.9)	(1.8)	(1.7)
Goodwill and intangible assets	(8.1)	(8.0)	(8.0)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.3)	(0.4)	(0.5)
Fair value reserves related to gains or losses on cash flow hedges	(1.5)	(1.2)	(0.7)
Gains or losses on liabilities at fair value resulting from own credit	-	(0.1)	(0.1)
Defined benefit pension fund assets	(2.0)	(1.4)	(1.3)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.1	1.2	1.3
Other regulatory adjustments	(0.1)	-	-
CET1 capital	41.9	42.9	41.1

AT1 capital
Capital instruments and related share premium accounts	10.9	12.1	9.6
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.8	0.7	2.4
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	11.5	12.7	11.9

T1 capital	53.4	55.6	53.0

T2 capital
Capital instruments and related share premium accounts	8.3	8.0	6.6
Qualifying T2 capital (including minority interests) issued by subsidiaries	4.7	5.0	5.3
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	66.1	68.3	64.6

Total RWAs	313.3	319.1	311.9

1

CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2

The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.0%, with £40.7bn of CET1 capital and £313.1bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3

The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.4%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays PLC	30

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.19 £bn	Nine months ended 30.09.19 £bn
Opening CET1 capital	42.9	41.1

Profit for the period attributable to equity holders	-	2.4
Dividends paid and foreseen	(0.6)	(1.8)
(Decrease)/increase in retained regulatory capital generated from earnings	(0.7)	0.6

Net impact of share schemes	0.1	0.2
Fair value through other comprehensive income reserve	(0.2)	0.3
Currency translation reserve	0.5	0.7
Other reserves	(0.4)	(0.4)
Increase in other qualifying reserves	-	0.7

Pension remeasurements within reserves	0.4	0.3
Defined benefit pension fund asset deduction	(0.6)	(0.7)
Net impact of pensions	(0.2)	(0.4)

Additional value adjustments (PVA)	(0.1)	(0.1)
Goodwill and intangible assets	(0.1)	(0.1)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	0.1	0.2
Adjustment under IFRS 9 transitional arrangements	(0.1)	(0.2)
Decrease in regulatory capital due to adjustments and deductions	(0.2)	(0.2)

Closing CET1 capital	41.9	41.9

Barclays PLC	31

Treasury and Capital Risk

Risk weighted assets by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.09.19	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	4.1	60.4	0.3	-	-	-	0.2	-	11.8	76.8
Corporate and Investment Bank	27.4	69.3	12.9	17.4	0.1	4.0	15.6	16.6	21.6	184.9
Consumer, Cards and Payments	28.3	2.4	0.1	-	-	-	-	0.1	7.3	38.2
Barclays International	55.7	71.7	13.0	17.4	0.1	4.0	15.6	16.7	28.9	223.1
Head Office	5.3	6.3	-	-	-	-	-	-	1.8	13.4
Barclays Group	65.1	138.4	13.3	17.4	0.1	4.0	15.8	16.7	42.5	313.3

As at 30.06.19
Barclays UK	3.8	60.2	0.3	-	-	-	0.1	-	11.8	76.2
Corporate and Investment Bank	24.6	68.2	12.4	16.4	0.2	3.4	15.4	13.7	21.6	175.9
Consumer, Cards and Payments	29.3	2.1	0.1	-	-	-	-	0.1	7.3	38.9
Barclays International	53.9	70.3	12.5	16.4	0.2	3.4	15.4	13.8	28.9	214.8
Head Office	5.7	6.4	-	-	-	-	-	-	16.0	28.1
Barclays Group	63.4	136.9	12.8	16.4	0.2	3.4	15.5	13.8	56.7	319.1

As at 31.12.18
Barclays UK	3.3	59.7	0.2	-	-	0.1	0.1	-	11.8	75.2
Corporate and Investment Bank	26.1	64.8	9.8	14.9	0.2	3.3	13.9	16.2	21.7	170.9
Consumer, Cards and Payments	29.5	2.2	0.1	0.1	-	-	-	0.6	7.3	39.8
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	-	-	-	-	-	-	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
Opening RWAs (as at 31.12.18)	195.6	28.8	30.8	56.7	311.9
Book size	4.2	6.1	(0.3)	-	10.0
Acquisitions and disposals	(0.2)	-	-	-	(0.2)
Book quality	(1.2)	(0.2)	-	-	(1.4)
Model updates	0.8	0.5	-	-	1.3
Methodology and policy	2.1	(0.4)	2.0	(14.2)	(10.5)
Foreign exchange movements[1]	2.2	-	-	-	2.2
Closing RWAs (as at 30.09.19)	203.5	34.8	32.5	42.5	313.3

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £1.4bn to £313.3bn:

●	‘Book size’ increased RWAs by £10.0bn primarily driven by increased CIB activity

●	‘Book quality’ decreased RWAs by £1.4bn primarily due to changes in risk profile within Barclays International

●	‘Model updates’ increased £1.3bn primarily due to the recalibration of modelled wholesale RWAs

●	‘Methodology and policy’ decreased RWAs by £10.5bn primarily due to removal of the operational risk floor

●	‘Foreign exchange movements’ increased RWAs by £2.2bn primarily due to the appreciation of period end USD against GBP.

Barclays PLC	32

Treasury and Capital Risk

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 4.0% as at 30 September 2019. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.1bn and against the 0.2%, CCLB was £2.3bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

	As at 30.09.19	As at 30.06.19	As at 31.12.18
Leverage ratios[1,2]	£bn	£bn	£bn
Average UK leverage ratio	4.6%	4.7%	4.5%
Average T1 capital[3]	53.8	53.8	50.5
Average UK leverage exposure	1,171	1,135	1,110

UK leverage ratio	4.8%	5.1%	5.1%

CET1 capital	41.9	42.9	41.1
AT1 capital	10.7	12.0	9.5
T1 capital[3]	52.6	54.9	50.6

UK leverage exposure	1,100	1,079	999

UK leverage exposure
Accounting assets
Derivative financial instruments	286	244	223
Derivative cash collateral	69	59	48
Securities financing transactions (SFTs)[4]	142	144	130
Loans and advances and other assets[4]	793	786	732
Total IFRS assets	1,290	1,233	1,133

Regulatory consolidation adjustments	1	(1)	(2)

Derivatives adjustments
Derivatives netting	(263)	(223)	(202)
Adjustments to cash collateral	(61)	(51)	(42)
Net written credit protection	16	15	19
Potential future exposure (PFE) on derivatives	134	127	123
Total derivatives adjustments	(174)	(132)	(102)

SFTs adjustments	18	17	17

Regulatory deductions and other adjustments	(13)	(12)	(11)

Weighted off-balance sheet commitments	114	110	108

Qualifying central bank claims	(136)	(136)	(144)

UK leverage exposure[2]	1,100	1,079	999

1

Fully loaded average UK leverage ratio was 4.5%, with £1,170bn of leverage exposure. Fully loaded UK leverage ratio was 4.7%, with £51.5bn of T1 capital and £1,099bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.
3	T1 capital is calculated in line with the PRA Handbook.
4	Comparative numbers have been revised to reflect the allocation of margin lending from Loans and advances and other assets to SFTs.

Barclays PLC	33

Treasury and Capital Risk

The average UK leverage ratio increased to 4.6% (December 2018: 4.5%). T1 capital increased £3.3bn to £53.8bn, which included the accretion of CET1 capital and a net increase in AT1 capital, partially offset by an increase in exposure of £61bn to £1,171bn primarily driven by SFTs trading activity.

The UK leverage ratio decreased to 4.8% (December 2018: 5.1%). T1 capital increased £2.0bn to £52.6bn, which included the accretion of CET1 capital and a net increase in AT1 capital. The UK leverage exposure increased £101bn to £1,100bn primarily driven Loans and advances and other assets and SFTs.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report Q3 2019, due to be published on 25 October 2019 and which is available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II applicable as at the reporting date.

Barclays PLC	34

Treasury and Capital Risk

Minimum requirement for own funds and eligible liabilities

The CRR II requirements relating to own funds and eligible liabilities came into effect from 27 June 2019. Eligible liabilities have been calculated reflecting our interpretation of the current rules and guidance. Certain aspects of CRR II are dependent on final technical standards to be issued by the EBA and adopted by the European Commission as well as UK implementation of the rules.

The Group is required to meet the higher of: (i) the MREL set by the Bank of England; or (ii) the requirements in CRR II, both of which have RWA and leverage based requirements. MREL is subject to phased implementation and will be fully implemented by 1 January 2022, at which time the Group’s indicative MREL is expected to be two times the sum of its Pillar 1 and Pillar 2A requirements, as set by the Bank of England. In addition, CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and eligible liabilities. The Bank of England will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation, which may drive a different 1 January 2022 MREL than currently proposed.

Following the revision of the Pillar 2A requirement, the Group’s indicative MREL is currently expected to be 31.2% of RWAs from 1 January 2022 comprising:

●	Loss absorption and recapitalisation amounts consisting of two times the 8% Pillar 1 and 5.3% Pillar 2A requirement

●	Capital buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% CCyB.

Own funds and eligible liabilities ratios[1]	As at 30.09.19	As at 30.06.19	As at 31.12.18[3]
CET1 capital	13.4%	13.4%	13.2%
AT1 capital instruments and related share premium accounts[2]	3.4%	3.8%	3.1%
T2 capital instruments and related share premium accounts[2]	2.6%	2.4%	2.1%
Eligible liabilities	11.0%	10.6%	9.7%
Total Barclays PLC (the Parent company) own funds and eligible liabilities	30.4%	30.2%	28.1%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.2%	0.2%	0.7%
Qualifying T2 capital (including minority interests) issued by subsidiaries	1.5%	1.6%	1.6%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	32.1%	32.0%	30.5%

Own funds and eligible liabilities[1]	£bn	£bn	£bn3
CET1 capital	41.9	42.9	41.1
AT1 capital instruments and related share premium accounts[2]	10.7	12.0	9.6
T2 capital instruments and related share premium accounts[2]	8.1	7.8	6.6
Eligible liabilities	34.5	33.7	30.4
Total Barclays PLC (the Parent company) own funds and eligible liabilities	95.2	96.4	87.7
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.8	0.7	2.3
Qualifying T2 capital (including minority interests) issued by subsidiaries	4.7	5.0	5.1
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	100.6	102.0	95.1

Total RWAs[1]	313.3	319.1	311.9

1

CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2

Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (included in AT1 issued by subsidiaries in December 2018: £0.1bn), and other T2 credit risk adjustments and deductions of £0.2bn (included in T2 issued by subsidiaries in December 2018: £0.3bn).

3	The comparatives are based on the Bank of England’s statement of policy on MREL.

Barclays PLC	35

Condensed Consolidated Financial Statements

Condensed consolidated income statement

	Nine months ended 30.09.19 £m	Nine months ended 30.09.18 £m

Total income	16,331	16,063
Credit impairment charges and other provisions	(1,389)	(825)
Net operating income	14,942	15,238
Operating expenses excluding litigation and conduct	(10,051)	(10,003)
Litigation and conduct	(1,682)	(2,147)
Operating expenses	(11,733)	(12,150)
Other net income	51	32
Profit before tax	3,260	3,120
Tax charge[1]	(814)	(836)
Profit after tax	2,446	2,284

Attributable to:
Equity holders of the parent[1]	1,780	1,611
Other equity instrument holders	628	522
Total equity holders of the parent	2,408	2,133
Non-controlling interests	38	151
Profit after tax	2,446	2,284

Earnings per share	p	p
Basic earnings per ordinary share	10.4	9.4

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for Q318 YTD by £141m. This change does not impact EPS or return on average tangible shareholders’ equity.

Barclays PLC	36

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet

	As at	As at
	30.09.19[1]	31.12.18
Assets	£m	£m
Cash and balances at central banks	156,668	177,069
Cash collateral and settlement balances	116,699	77,222
Loans and advances at amortised cost	345,124	326,406
Reverse repurchase agreements and other similar secured lending	2,653	2,308
Trading portfolio assets	120,491	104,187
Financial assets at fair value through the income statement	162,882	149,648
Derivative financial instruments	286,403	222,538
Financial assets at fair value through other comprehensive income	74,844	52,816
Investments in associates and joint ventures	761	762
Goodwill and intangible assets	8,068	7,973
Current tax assets	603	798
Deferred tax assets	2,879	3,828
Other assets	12,276	7,728
Total assets	1,290,351	1,133,283

Liabilities
Deposits at amortised cost	420,638	394,838
Cash collateral and settlement balances	103,980	67,522
Repurchase agreements and other similar secured borrowing	18,460	18,578
Debt securities in issue	86,588	82,286
Subordinated liabilities	19,435	20,559
Trading portfolio liabilities	43,048	37,882
Financial liabilities designated at fair value	233,734	216,834
Derivative financial instruments	283,529	219,643
Current tax liabilities	722	628
Deferred tax liabilities	-	51
Other liabilities	12,799	10,683
Total liabilities	1,222,933	1,069,504

Equity
Called up share capital and share premium	4,527	4,311
Other reserves	6,943	5,153
Retained earnings	43,867	43,460
Shareholders’ equity attributable to ordinary shareholders of the parent	55,337	52,924
Other equity instruments	10,860	9,632
Total equity excluding non-controlling interests	66,197	62,556
Non-controlling interests	1,221	1,223
Total equity	67,418	63,779

Total liabilities and equity	1,290,351	1,133,283

1

Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in property, plant and equipment of £1.6bn, an increase in other liabilities of £1.6bn, with no material impact on retained earnings.

Barclays PLC	37

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity

	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Nine months ended 30.09.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	628	-	1,780	2,408	38	2,446
Other comprehensive profit after tax for the period	-	-	1,793	283	2,076	-	2,076
Total comprehensive income for the period	-	628	1,793	2,063	4,484	38	4,522
Issue of new ordinary shares	181	-	-	-	181	-	181
Issue of shares under employee share schemes	35	-	-	359	394	-	394
Issue and exchange of other equity instruments	-	1,238	-	(406)	832	-	832
Other equity instruments coupons paid[1]	-	(628)	-	-	(628)	-	(628)
Vesting of shares under employee share schemes	-	-	(3)	(389)	(392)	-	(392)
Dividends paid	-	-	-	(1,201)	(1,201)	(38)	(1,239)
Other movements	-	(10)	-	(19)	(29)	(2)	(31)
Balance as at 30 September 2019	4,527	10,860	6,943	43,867	66,197	1,221	67,418

Three months ended 30.09.19
Balance as at 1 July 2019	4,494	12,123	6,403	44,556	67,576	1,221	68,797
Profit after tax	-	265	-	(292)	(27)	4	(23)
Other comprehensive profit after tax for the period	-	-	539	423	962	-	962
Total comprehensive income for the period	-	265	539	131	935	4	939
Issue of new ordinary shares	22	-	-	-	22	-	22
Issue of shares under employee share schemes	11	-	-	118	129	-	129
Issue and exchange of other equity instruments	-	(1,266)	-	(406)	(1,672)	-	(1,672)
Other equity instruments coupons paid[1]	-	(265)	-	-	(265)	-	(265)
Vesting of shares under employee share schemes	-	-	1	(5)	(4)	-	(4)
Dividends paid	-	-	-	(517)	(517)	(4)	(521)
Other movements	-	3	-	(10)	(7)	-	(7)
Balance as at 30 September 2019	4,527	10,860	6,943	43,867	66,197	1,221	67,418

	As at 30.09.19	As at 31.12.18

Other reserves	£m	£m
Currency translation reserve	4,605	3,888
Fair value through other comprehensive income reserve	8	(258)
Cash flow hedging reserve	1,516	660
Own credit reserve	(167)	(121)
Other reserves and treasury shares	981	984
Total	6,943	5,153

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. This change does not impact EPS or return on average tangible shareholders’ equity.

Barclays PLC	38

Barclays PLC Parent Company

Summary balance sheet

	As at 30.09.19	As at 31.12.18
Assets	£m	£m
Investment in subsidiaries	59,689	57,374
Loans and advances to subsidiaries	30,758	29,374
Financial assets at fair value through the income statement	11,207	6,945
Derivative financial instruments	98	168
Other assets	68	115
Total assets	101,820	93,976

Liabilities
Deposits at amortised cost	537	576
Debt securities in issue	33,090	32,373
Subordinated liabilities	8,191	6,775
Financial liabilities designated at fair value	3,650	-
Other liabilities	121	72
Total liabilities	45,589	39,796

Equity
Called up share capital	4,317	4,283
Share premium account	210	28
Other equity instruments	10,865	9,633
Other reserves	394	394
Retained earnings	40,445	39,842
Total equity	56,231	54,180

Total liabilities and equity	101,820	93,976

Investment in subsidiaries

The investment in subsidiaries of £59,689m (December 2018: £57,374m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £10,986m (December 2018: £9,666m). The increase during the period was driven by capital contributions into Barclays Bank PLC of £995m and additional AT1 holdings of $2,000m, £1,000m and £1,000m, partially offset by the redemption of AT1 holdings with principal amounts totalling $1,211m, €1,077m and £698m.

Financial assets and liabilities designated at fair value

Financial liabilities designated at fair value of £3,650m (December 2018: £nil) comprises issuances during the period totalling $2,750m Fixed-to-Floating Rate Senior Notes, £600m Fixed Rate Senior Notes, AUD940m Fixed and Floating Rate Senior Notes and ¥20,000m Fixed-to-Floating Rate Bonds. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC and are included within the financial assets designated at fair value through the income statement balance of £11,207m (December 2018: £6,945m).

Subordinated liabilities

During the period, Barclays PLC issued $1,500m of Fixed-to-Floating Rate Subordinated Notes, which are included within the subordinated liabilities balance of £8,191m (December 2018: £6,775m).

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. There have been three issuances during the period, with principal amounts totalling $2,000m, £1,000m and £1,000m, whilst there were redemptions in Q319 with principal amounts totalling $1,211m, €1,077m and £698m.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC).

Barclays PLC	39

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.

Period end allocated tangible equity

Allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity

Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity

Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity

Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 41.

Return on average allocated tangible equity

Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 41.

Cost: income ratio	Total operating expenses divided by total income.

Loan loss rate

Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 26.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 25.

Tangible net asset value per share

Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 49.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 42 to 49.

Barclays PLC	40

Appendix: Non-IFRS Performance Measures

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

Nine months ended 30.09.19	(Loss)/profit attributable to ordinary equity holders of the parent £m	Average tangible equity £bn	Return on average tangible equity %
Barclays UK	(157)	10.4	(2.0)
Corporate and Investment Bank	1,787	25.9	9.2
Consumer, Cards and Payments	632	5.3	15.8
Barclays International	2,419	31.2	10.3
Head Office	(482)	5.0	n/m
Barclays Group	1,780	46.6	5.1

Nine months ended 30.09.18
Barclays UK	957	10.0	12.7
Corporate and Investment Bank	1,865	26.0	9.6
Consumer, Cards and Payments	755	4.9	20.7
Barclays International	2,620	30.9	11.3
Head Office	(1,966)	3.2	n/m
Barclays Group	1,611	44.1	4.9

Barclays PLC	41

Appendix: Non-IFRS Performance Measures

Performance measures excluding litigation and conduct

	Nine months ended 30.09.19
Cost: income ratio	Barclays UK £m	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Barclays International £m	Head Office £m	Barclays Group £m
Total operating expenses	(4,497)	(5,221)	(1,732)	(6,953)	(283)	(11,733)
Impact of litigation and conduct	1,524	30	-	30	128	1,682
Operating expenses	(2,973)	(5,191)	(1,732)	(6,923)	(155)	(10,051)

Total income	5,394	7,917	3,306	11,223	(286)	16,331

Cost: income ratio excluding litigation and conduct	55%	66%	52%	62%	n/m	62%

Profit before tax
Profit/(loss) before tax	375	2,596	882	3,478	(593)	3,260
Impact of litigation and conduct	1,524	30	-	30	128	1,682
Profit/(loss) before tax excluding litigation and conduct	1,899	2,626	882	3,508	(465)	4,942

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(157)	1,787	632	2,419	(482)	1,780
Post-tax impact of litigation and conduct	1,489	26	-	26	96	1,611
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,332	1,813	632	2,445	(386)	3,391

Return on average tangible shareholders’ equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders’ equity	13.9	25.9	6.4	32.3	8.4	54.6
Average goodwill and intangibles	(3.5)	-	(1.1)	(1.1)	(3.4)	(8.0)
Average tangible shareholders’ equity	10.4	25.9	5.3	31.2	5.0	46.6

Return on average tangible shareholders’ equity excluding litigation and conduct	17.2%	9.3%	15.8%	10.4%	n/m	9.7%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,192

Basic earnings per ordinary share excluding litigation and conduct						19.7p

Barclays PLC	42

Appendix: Non-IFRS Performance Measures

	Nine months ended 30.09.18
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,429)	(5,303)	(1,674)	(6,977)	(1,744)	(12,150)
Impact of litigation and conduct	468	45	49	94	1,585	2,147
Operating expenses	(2,961)	(5,258)	(1,625)	(6,883)	(159)	(10,003)

Total income	5,520	7,614	3,191	10,805	(262)	16,063

Cost: income ratio excluding litigation and conduct	54%	69%	51%	64%	n/m	62%

Profit before tax
Profit/(loss) before tax	1,566	2,508	1,052	3,560	(2,006)	3,120
Impact of litigation and conduct	468	45	49	94	1,585	2,147
Profit/(loss) before tax excluding litigation and conduct	2,034	2,553	1,101	3,654	(421)	5,267

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	957	1,865	755	2,620	(1,966)	1,611
Post-tax impact of litigation and conduct	460	36	36	72	1,542	2,074
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,417	1,901	791	2,692	(424)	3,685

Return on average tangible shareholders’ equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders’ equity	13.5	26.3	5.9	32.2	6.2	51.9
Average goodwill and intangibles	(3.5)	(0.3)	(1.1)	(1.4)	(2.9)	(7.8)
Average tangible shareholders’ equity	10.0	26.0	4.9	30.9	3.2	44.1

Return on average tangible shareholders’ equity excluding litigation and conduct	18.9%	9.7%	21.7%	11.6%	n/m	11.1%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,074

Basic earnings per ordinary share excluding litigation and conduct						21.6p

Barclays PLC	43

Appendix: Non-IFRS Performance Measures

Barclays Group

	Q319	Q219	Q119	Q418	Q318	Q218	Q118	Q417
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,861)	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)
Impact of litigation and conduct	1,568	53	61	60	105	81	1,961	383
Operating expenses	(3,293)	(3,501)	(3,257)	(4,033)	(3,329)	(3,310)	(3,364)	(3,986)

Total income	5,541	5,538	5,252	5,073	5,129	5,576	5,358	5,022

Cost: income ratio excluding litigation and conduct	59%	63%	62%	79%	65%	59%	63%	79%

Profit before tax
Profit/(loss) before tax	246	1,531	1,483	374	1,461	1,895	(236)	93
Impact of litigation and conduct	1,568	53	61	60	105	81	1,961	383
Profit before tax excluding litigation and conduct	1,814	1,584	1,544	434	1,566	1,976	1,725	476

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(292)	1,034	1,038	(14)	1,050	1,279	(718)	(1,245)
Post-tax impact of litigation and conduct	1,525	40	46	62	85	59	1,930	351
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,233	1,074	1,084	48	1,135	1,338	1,212	(894)

Return on average tangible shareholders’ equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders’ equity	56.4	54.0	53.2	52.2	52.5	51.3	52.0	55.9
Average goodwill and intangibles	(8.0)	(7.8)	(8.0)	(7.9)	(7.9)	(7.8)	(7.8)	(7.8)
Average tangible shareholders’ equity	48.4	46.2	45.2	44.3	44.6	43.5	44.2	48.1

Return on average tangible shareholders’ equity excluding litigation and conduct	10.2%	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,192	17,178	17,111	17,075	17,074	17,067	17,037	16,996

Basic earnings/(loss) per ordinary share excluding litigation and conduct	7.2p	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)

Barclays PLC	44

Appendix: Non-IFRS Performance Measures

Barclays UK

Cost: income ratio	Q319 £m	Q219 £m	Q119 £m	Q418 £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m
Total operating expenses	(2,432)	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)
Impact of litigation and conduct	1,480	41	3	15	54	3	411	53
Operating expenses	(952)	(1,022)	(999)	(1,160)	(988)	(968)	(1,005)	(1,176)

Total income	1,846	1,771	1,777	1,863	1,896	1,836	1,788	1,870

Cost: income ratio excluding litigation and conduct	52%	58%	56%	62%	52%	53%	56%	63%

Profit before tax
(Loss)/profit before tax	(687)	477	585	390	740	656	170	452
Impact of litigation and conduct	1,480	41	3	15	54	3	411	53
Profit before tax excluding litigation and conduct	793	518	588	405	794	659	581	505

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(907)	328	422	241	510	473	(26)	258
Post-tax impact of litigation and conduct	1,457	30	2	12	48	1	411	37
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	550	358	424	253	558	474	385	295

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.9	13.8	13.9	13.6	13.7	13.6	13.4	13.1
Average goodwill and intangibles	(3.5)	(3.5)	(3.5)	(3.5)	(3.6)	(3.5)	(3.5)	(3.5)
Average allocated tangible equity	10.4	10.3	10.4	10.1	10.1	10.1	9.8	9.6

Return on average allocated tangible equity excluding litigation and conduct	21.2%	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%

Barclays PLC	45

Appendix: Non-IFRS Performance Measures

Barclays International

Cost: income ratio	Q319 £m	Q219 £m	Q119 £m	Q418 £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m
Total operating expenses	(2,282)	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)
Impact of litigation and conduct	-	11	19	33	32	47	15	255
Operating expenses	(2,282)	(2,435)	(2,206)	(2,651)	(2,277)	(2,306)	(2,300)	(2,693)

Total income	3,750	3,903	3,570	3,221	3,290	3,707	3,808	3,319

Cost: income ratio excluding litigation and conduct	61%	62%	62%	82%	69%	62%	60%	81%

Profit before tax
Profit before tax	1,137	1,223	1,118	215	850	1,297	1,413	6
Impact of litigation and conduct	-	11	19	33	32	47	15	255
Profit before tax excluding litigation and conduct	1,137	1,234	1,137	248	882	1,344	1,428	261

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	799	832	788	(21)	687	926	1,007	(1,134)
Post-tax impact of litigation and conduct	2	8	16	34	26	34	12	250
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	801	840	804	13	713	960	1,019	(884)

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	33.3	32.1	31.6	32.4	32.5	32.8	31.4	29.9
Average goodwill and intangibles	(1.1)	(1.0)	(1.1)	(1.1)	(1.3)	(1.4)	(1.4)	(1.4)
Average allocated tangible equity	32.2	31.1	30.5	31.3	31.1	31.4	30.1	28.5

Return on average allocated tangible equity excluding litigation and conduct	10.0%	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)

Barclays PLC	46

Appendix: Non-IFRS Performance Measures

Corporate and Investment Bank

Cost: income ratio	Q319 £m	Q219 £m	Q119 £m	Q418 £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m
Total operating expenses	(1,716)	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)
Impact of litigation and conduct	4	7	19	23	32	-	13	255
Operating expenses	(1,712)	(1,860)	(1,619)	(2,023)	(1,712)	(1,773)	(1,773)	(2,129)

Total income	2,617	2,795	2,505	2,151	2,235	2,580	2,799	2,252

Cost: income ratio excluding litigation and conduct	65%	67%	65%	94%	77%	69%	63%	95%

Profit before tax
Profit/(loss) before tax	882	887	827	85	498	835	1,175	(252)
Impact of litigation and conduct	4	7	19	23	32	-	13	255
Profit before tax excluding litigation and conduct	886	894	846	108	530	835	1,188	3

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	609	596	582	(84)	431	600	834	(1,227)
Post-tax impact of litigation and conduct	5	5	16	27	25	-	10	250
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	614	601	598	(57)	456	600	844	(977)

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	26.9	25.8	25.2	26.0	26.2	26.7	25.9	24.7
Average goodwill and intangibles	-	-	(0.1)	-	(0.2)	(0.3)	(0.3)	(0.4)
Average allocated tangible equity	26.9	25.8	25.1	26.0	25.9	26.4	25.6	24.3

Return on average allocated tangible equity excluding litigation and conduct	9.2%	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)

Barclays PLC	47

Appendix: Non-IFRS Performance Measures

Consumer, Cards and Payments

Cost: income ratio	Q319 £m	Q219 £m	Q119 £m	Q418 £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m
Total operating expenses	(566)	(579)	(587)	(638)	(565)	(580)	(529)	(564)
Impact of litigation and conduct	(4)	4	-	10	-	47	2	-
Operating expenses	(570)	(575)	(587)	(628)	(565)	(533)	(527)	(564)

Total income	1,133	1,108	1,065	1,070	1,055	1,127	1,009	1,067

Cost: income ratio excluding litigation and conduct	50%	52%	55%	59%	54%	47%	52%	53%

Profit before tax
Profit before tax	255	336	291	130	352	462	238	258
Impact of litigation and conduct	(4)	4	-	10	-	47	2	-
Profit before tax excluding litigation and conduct	251	340	291	140	352	509	240	258

Profit attributable to ordinary equity holders of the parent
Attributable profit	190	236	206	63	256	326	173	93
Post-tax impact of litigation and conduct	(3)	3	-	7	1	34	2	-
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	187	239	206	70	257	360	175	93

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.4	6.3	6.4	6.4	6.3	6.0	5.5	5.3
Average goodwill and intangibles	(1.1)	(1.0)	(1.0)	(1.1)	(1.1)	(1.1)	(1.0)	(1.1)
Average allocated tangible equity	5.3	5.3	5.4	5.3	5.2	5.0	4.5	4.2

Return on average allocated tangible equity excluding litigation and conduct	14.0%	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%

Barclays PLC	48

Appendix: Non-IFRS Performance Measures

Head Office

Profit before tax	Q319 £m	Q219 £m	Q119 £m	Q418 £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m
Loss before tax	(204)	(169)	(220)	(231)	(129)	(58)	(1,819)	(365)
Impact of litigation and conduct	88	1	39	12	19	31	1,535	75
Loss before tax excluding litigation and conduct	(116)	(168)	(181)	(219)	(110)	(27)	(284)	(290)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(184)	(126)	(172)	(234)	(147)	(120)	(1,699)	(369)
Post-tax impact of litigation and conduct	66	2	28	16	11	24	1,507	64
Attributable loss excluding litigation and conduct	(118)	(124)	(144)	(218)	(136)	(96)	(192)	(305)

Tangible net asset value

	As at 30.09.19 £m	As at 30.06.19 £m	As at 31.12.18 £m
Total equity excluding non-controlling interests	66,197	67,576	62,556
Other equity instruments	(10,860)	(12,123)	(9,632)
Shareholders’ equity attributable to ordinary shareholders of the parent	55,337	55,453	52,924
Goodwill and intangibles	(8,068)	(7,993)	(7,973)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	47,269	47,460	44,951

	m	m	m
Shares in issue	17,269	17,245	17,133

	p	p	p
Net asset value per share	320	322	309
Tangible net asset value per share	274	275	262

Barclays PLC	49

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q319 YTD £m	Q318 YTD £m	Q319 £m	Q219 £m	Q119 £m	Q418 £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m
Barclays UK	(157)	957	(907)	328	422	241	509	473	(26)	257
Corporate and Investment Bank	1,787	1,865	609	596	582	(84)	431	600	834	(1,227)
Consumer, Cards and Payments	632	755	190	236	206	63	256	326	173	93
Barclays International	2,419	2,620	799	832	788	(21)	687	926	1,007	(1,134)
Head Office	(482)	(1,966)	(184)	(126)	(172)	(236)	(147)	(119)	(1,699)	(368)
Barclays Group	1,780	1,611	(292)	1,034	1,038	(14)	1,049	1,280	(718)	(1,245)

Average allocated equity[1]	Q319 YTD £bn	Q318 YTD £bn	Q319 £bn	Q219 £bn	Q119 £bn	Q418 £bn	Q318 £bn	Q218 £bn	Q118 £bn	Q417 £bn
Barclays UK	13.9	13.5	13.9	13.8	13.9	13.6	13.7	13.6	13.4	13.1
Corporate and Investment Bank	25.9	26.3	26.9	25.8	25.2	26.0	26.2	26.7	25.9	24.7
Consumer, Cards and Payments	6.4	5.9	6.4	6.3	6.4	6.4	6.3	6.0	5.5	5.3
Barclays International	32.3	32.2	33.3	32.1	31.6	32.4	32.5	32.8	31.4	29.9
Head Office	8.4	6.2	9.2	8.1	7.7	6.2	6.4	4.9	7.2	12.8
Barclays Group	54.6	51.9	56.4	54.0	53.2	52.2	52.5	51.3	52.0	55.9

Return on average allocated equity[2]	Q319 YTD %	Q318 YTD %	Q319%	Q219%	Q119%	Q418%	Q318%	Q218%	Q118%	Q417%
Barclays UK	(1.5%)	9.4%	(26.1%)	9.5%	12.2%	7.1%	14.9%	13.9%	(0.8%)	7.8%
Corporate and Investment Bank	9.2%	9.5%	9.1%	9.2%	9.3%	(1.3%)	6.6%	9.0%	12.9%	(19.9%)
Consumer, Cards and Payments	13.2%	17.0%	11.8%	14.9%	12.8%	3.9%	16.3%	21.6%	12.6%	7.1%
Barclays International	10.0%	10.8%	9.6%	10.3%	10.0%	(0.3%)	8.5%	11.3%	12.8%	(15.1%)
Barclays Group[3]	4.3%	4.1%	(2.1%)	7.6%	7.8%	(0.1%)	8.0%	10.0%	(5.5%)	(8.9%)

1	This table shows average equity for the Group and average allocated equity for both the IFRS reporting segments and the sub-segments of Barclays International.
2	This table shows return on average equity for the Group and return on average allocated equity for both the IFRS reporting segments and sub-segments of Barclays International.
3	Includes Head Office.

Barclays PLC	50

Shareholder Information

Results timetable[1]	Date
2019 Full Year Results and Annual Report	13 February 2020

				% Change[3]
Exchange rates[2]	30.09.19	30.06.19	30.09.18	30.06.19	30.09.18
Period end - USD/GBP	1.23	1.27	1.30	(3%)	(5%)
YTD average - USD/GBP	1.27	1.29	1.35	(2%)	(6%)
3 month average - USD/GBP	1.23	1.29	1.30	(5%)	(5%)
Period end - EUR/GBP	1.13	1.12	1.12	1%	1%
YTD average - EUR/GBP	1.13	1.15	1.13	(2%)	-
3 month average - EUR/GBP	1.11	1.14	1.12	(3%)	(1%)

Share price data
Barclays PLC (p)	150.40	149.80	171.78
Barclays PLC number of shares (m)	17,269	17,245	17,127

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)

J.P.Morgan

jpmorgan.adr@eq-us.com

Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada) or +1 651 453 2133 (for the hearing impaired).

https://shareowneronline.equiniti.com/UserManagement/ContactUs.aspx

J.P.Morgan Chase Bank N.A., Shareholder Services, PO Box 64504, St. Paul, MN 55164-0504, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

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Glossary of Terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Barclays Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Barclays Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.

‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.

‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

‘Average UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.

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Glossary of Terms

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Barclays Africa’ or ‘Absa’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in Absa Group Limited is now classified as a financial asset at fair value through other comprehensive income.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in the UK, US, Germany and Scandinavia.

‘Barclaycard Consumer UK’ The UK Barclaycard business.

‘Barclays’ or ‘Barclays Group’ Barclays PLC, together with its subsidiaries.

‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.

‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments and Barclaycard Payment Solutions (including merchant acquiring)).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays Execution Services’ or ‘BX’ or ‘BSerL’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Barclays International’ The segment of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments and Barclaycard Payment Solutions (including merchant acquiring).

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

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Glossary of Terms

‘Book size’ In the context of the Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Business Banking’ Offers specialist advice, products and services to small and medium enterprises in the UK.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Bank’s capital adequacy or financial strength expressed as a percentage of RWAs.

‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments enter into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II).

‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Common Equity Tier 1, Additional Tier 1 and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU regulatory texts.

‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Client Assets’ Assets managed or administered by Barclays Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

Barclays PLC	54

Glossary of Terms

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Combined Buffer Requirement’ In the context of the CRD capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.

‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.

‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the United States assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Consumer, Cards and Payments’ Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments, Barclaycard Payment Solutions (including merchant acquiring) and the international Wealth business.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Barclays Group’s Common Equity Tier 1 (CET1) ratio falling below a specific level, or at the direction of regulators.

‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent capital notes’.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Bank (CIB)’ Barclays Corporate and Investment Bank businesses which form part of Barclays International.

‘Cost: income ratio’ Total operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

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Glossary of Terms

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to all PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements and implements enhanced Basel 3 proposals in the European Union.

‘Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR.

Barclays PLC	56

Glossary of Terms

‘CRR leverage ratio’ Is calculated using the CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under deposits at amortised cost.

‘Customer liabilities’ See ‘Customer deposits’.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Barclays Group. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays Group classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class VaR estimates less the total VaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Effective Expected Positive Exposure (EEPE)’ The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.

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Glossary of Terms

‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Group risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Eurozone’ Represents the 19 European Union countries that have adopted the euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internals ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.

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‘Federal Reserve Board (FRB)’ Is the governing board of the Federal Reserve System of the United States of America, in charge of making the country’s monetary policy.

‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products.

‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee (FPC) identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.

‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

‘Fitch’ A credit rating agency.

‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of VaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

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‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.

‘Funded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.

‘Funding for Lending Scheme (FLS)’ A scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General Data Protection Regulations (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross write-off rates’ Expressed as a percentage and represents balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Gross new lending’ New lending advanced to customers during the period.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office’ A division comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal, Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

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‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.

‘IMA / Internal Model Approach’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.

‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.

‘Inflation risk’ In the context of VaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s net interest margin. In the context of the calculation of market risk VaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

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‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the Barclays Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Barclays Group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (A-IRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Bank segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

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‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

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‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

‘Methodology and policy’ In the context of the Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘MiFId2’ The Markets in Financial Instruments Directive 2004/39/EC (known as “MiFID” 1) as subsequently amended to MiFID 2 is a European Union law that provides harmonised regulation for investment services across the 31 member states of the European Economic Area.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of RWAs, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD given to member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income (NII)’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin (NIM)’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

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‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of RWAs, Counterparty credit risk, RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or foreign exchange rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.

‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Own funds’ The sum of Tier 1 and Tier 2 capital.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

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Glossary of Terms

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market and operational risk.

‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. This requirement is the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Future Exposure (PFE) on Derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ The principal risks affecting the Barclays Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

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Glossary of Terms

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ‘Loans and Advances to Customers” Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned” Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

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Glossary of Terms

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.

‘Return on average tangible shareholders’ equity’ (RoTE) Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible equity’ Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.

‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

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Glossary of Terms

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

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Glossary of Terms

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Structured finance/notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a result of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share (TNAV)’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Fundamental Review of the Trading Book (FRTB)’ Is a comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III applicable to banks’ wholesale trading activities.

‘The Standardised Approach (TSA)’ Under the TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.

‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRR.

‘Total capital ratio’ Total Regulatory capital as a percentage of RWAs.

‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

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Glossary of Terms

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.

‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the Banking Book.

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, means a bank’s tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

‘Unfunded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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